# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DallasNews Corp, CIK 0001413898
CUSIP: 235050200
Title of class of securities: Series B Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: P.O. Box 224866, DALLAS, Texas (TX), 75222-4866
Date of event which requires filing of this statement: 09/10/2024
Amends the filing with accession number 0000950134-09-002832
Filed by CIK 0000903649
Persons authorized to receive notices and communications: Robert W. Decherd, P.O. Box 655237, Dallas, Texas (TX), 75265-5237, (214) 977-8200

## Reporting persons
- DECHERD ROBERT W (CIK 0000903649): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 589,448; shared voting power 1,157; sole dispositive power 589,448; shared dispositive power 1,157; aggregate amount beneficially owned 590,605 (96.1% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Series B Common Stock, par value $0.01 per share
Name of issuer: DallasNews Corp
Address of issuer's principal executive offices: P.O. Box 224866, DALLAS, Texas (TX), 75222-4866

## Item 2. Identity and Background
Residence or business address:
Item 2(b) is amended and restated in its entirety as follows:

The principal business address of Mr. Decherd is P.O. Box 655237, Dallas, TX 75265-5237.
Present principal occupation or employment:
Item 2(c) is amended and restated in its entirety as follows:

Mr. Decherd is the retired Chief Executive Officer and Chairman of the Board of DallasNews Corporation, a Texas corporation (the "Issuer").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is amended and supplemented to add the following information:

On September 10, 2024, Mr. Decherd acquired 25,000 shares of Series B common stock, par value $0.01 per share, of the Issuer ("Series B Common Stock") from a third-party individual seller in a privately negotiated transaction at a price of $6.00 per share of Series B Common Stock. The source of funds for such transaction was Mr. Decherd's personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended and supplemented to add the following information:

Mr. Decherd acquired the additional 25,000 shares of Series B Common Stock reported in Item 3 of this Amendment No. 11 to Schedule 13D (the "Amendment") for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is amended and restated in its entirety as follows:

As of the date of filing of this Amendment, Mr. Decherd beneficially owns an aggregate of 590,605 shares of Series B Common Stock, representing approximately 96.1% of the shares of Series B Common Stock outstanding as of July 25, 2024. This includes (i) 514,376 shares of Series B Common Stock held by Mr. Decherd directly, (ii) 75,072 shares of Series B Common Stock held by the The Decherd Foundation (the "Foundation"), a charitable foundation established by Mr. Decherd and his spouse and for which Mr. Decherd serves as Chairman and director, and (iii) 1,157 shares of Series B Common Stock owned jointly by Mr. Decherd and his spouse. This number does not include 60 shares of Series B Common Stock owned by Mr. Decherd's spouse, as to which Mr. Decherd disclaims beneficial ownership.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is amended and restated in its entirety as follows:

As of the date of filing of this Amendment, Mr. Decherd has (i) the sole power to vote and sole dispositive power over 589,448 shares of Series B Common Stock (including 75,072 shares of Series B Common Stock held by the Foundation), and (ii) the shared power to vote and shared dispositive power over 1,157 shares of Series B Common Stock held jointly by Mr. Decherd and his spouse.
Transactions in the class effected during the past sixty days:
Item 5(c) is amended and restated in its entirety as follows:

Except as disclosed in Item 3 of this Amendment, Mr. Decherd has not effected any other transaction involving shares of Series B Common Stock of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) is amended and restated in its entirety as follows:

The Foundation has the right to receive dividends from, and sales proceeds of, the 75,072 shares of Series B Common Stock reported as beneficially owned by Mr. Decherd as Chairman and director of the Foundation. Mr. Decherd's spouse has the right to receive and the power to direct the receipt of dividends from, and sales proceeds of, the 1,157 shares of Series B Common Stock owned jointly by Mr. Decherd and his spouse. Other than as reported in this Item 5(d), no person other than Mr. Decherd has the right to receive or the power to direct the receipt of dividends from, and sales proceeds of, the shares of Series B Common Stock set forth above.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is amended and restated in its entirety as follows:

Not applicable.

## Signatures
- DECHERD ROBERT W: /s/ Robert W. Decherd, Robert W. Decherd (09/12/2024)